SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 333-13944

                        MAHANAGAR TELEPHONE NIGAM LIMITED
             (Exact name of Registrant as specified in its Charter)

                       12th Floor, Jeevan Bharati Tower-1
                               124 Connaugh Circus
                                New Delhi 110 001
                                      India
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F |_|                     Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes  |_|                          No  |_|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______

Registrant incorporates by reference the following Exhibits:

Exhibit 1 - Press Release.
Exhibit 2 - Unaudited financial results
Exhibit 3 - Unaudited segement wise results

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Mahanagar Telephone Nigam Limited
                                    (Registrant)

Date: January 31, 2005

                                    By:    /s/ R.C. Sen
                                        ----------------------------------------
                                        Name:  R.C. Sen
                                        Title: Deputy General Manager (Accounts)

================================================================================

                                    EXHIBIT 1


                                  PRESS RELEASE

                        MAHANAGAR TELEPHONE NIGAM LIMITED

The Board of Directors of MTNL have taken on record the Unaudited Financial results for the 3rd Quarter ended on 31.12.2004. MTNL has made an impressive performance during this quarter ended 31.12.2004 despite stiff competition from other operators and reduction in tariff both in Delhi & Mumbai. MTNL has generated income from services during the third quarter of 2004-05 of Rs. 12614.94 Million as compared to Rs. 15259.98 Million during the corresponding quarter of previous year ended on 31.12.2003.

The staff expenses during this quarter ended on 31.12.2004 has gone up to Rs. 4124.85 Million i.e. by Rs. 677.99 Million as compared to the corresponding quarter of the previous year ended on 31.12.2003. This is mainly due to absorption of group B employees which was not considered in the corresponding Quarter of the previous year and also on account of increase in Provision of pension liability.

MTNL has made a Net Profit of Rs. 2009.82 Million during this quarter as compared to Rs. 4826.91 Million during the corresponding quarter of the previous year ended on 31.12.2003. Higher profit in 3rd quarter of previous year is not comparable due to changed depreciation policy in the third quarter of previous year.

Against other income of Rs. 1075.31 Million during the third quarter of the previous year ended on 31.12.2003, the company has earned a revenue of Rs.1244.57 Million during this quarter ended on 31.12.2004 with an increase of Rs.169.26 Million i.e by 15.74%.

The Administrative / Operative expenses during the current quarter ended on
31.12.2004 has increased to Rs.2640.03 Million as compared to Rs. 2476.41 Million during the corresponding quarter of the previous year i.e. by Rs. 163.62 Million mainly because of provision of debtors which are more than 2 years old as against 3 years provided in the corresponding quarter of previous year.

                                    For MTNL

                                    Authorised Signatory

                                    New Delhi

                                    29.01.2005

                                    EXHIBIT 2


                        MAHANAGAR TELEPHONE NIGAM LIMITED
                          (A GOVT. OF INDIA ENTERPRISE)
          UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31.12.2004

                                                                                           (RS. IN MILLION)
-----------------------------------------------------------------------------------------------------------
                                                                 CUMULATIVE     CUMULATIVE
  SL.                                    Q 3          Q 3         FOR THE        FOR THE       YEAR ENDED
  NO.            PARTICULARS           2004-05      2003-04     PERIOD ENDED   PERIOD ENDED    31.3.2004
                                      UNAUDITED     REVIEWED     31-12-2004     31-12-2003     (AUDITED)
                                                                 UNAUDITED       REVIEWED
-----------------------------------------------------------------------------------------------------------
   1                  2                   3            4             5              6              7
-----------------------------------------------------------------------------------------------------------
   1     Net Income from Services     12,614.94    15,259.98     40,259.38      46,083.94      63,695.99

   2     Other Income                  1,244.57     1,075.31      3,148.48       2,037.01       3,143.31

         TOTAL INCOME                 13,859.51    16,335.29     43,407.86      48,120.94      66,839.30

 3.  a.  Staff Cost                    4,124.85     3,446.86     13,804.23      10,181.13      16,193.70

     b.  Revenue Sharing               1,931.47     2,281.51      5,465.00       6,551.86      11,822.79

     c.  Licence Fee                   1,114.90     1,614.64      3,638.37       5,180.78       6,429.58

     d.  Admn./Operative Expenditure   2,640.03     2,476.41      7,489.02       7,554.03       9,749.57

         Total operative /other Exp    9,811.25     9,819.41     30,396.62      29,467.80      44,195.64

   4     EBITDA                        4,048.26     6,515.88     13,011.24      18,653.14      22,643.66

   5     Depreciation                  1,465.75      (754.69)     4,334.21       3,833.12       5,437.95

   6     Interest                         89.51        82.38        275.83         243.04         346.20

   7     PROFIT BEFORE TAX             2,493.00     7,188.18      8,401.20      14,576.98      16,859.51

 8.  a.  Provision for Taxation          696.31     1,925.36      2,416.03       4,145.10       3,753.71

     b.  Provision for Deffered tax     (213.15)      435.91       (348.46)        726.07         759.77

   9     Profit After Tax              2,009.82     4,826.91      6,333.62       9,705.82       12,346.03

  10     Prior period adjustments           -                          -              -            841.25

  11     NET PROFIT                    2,009.82     4,826.91   #  6,333.62       9,705.82       11,504.78

  12     Paid up equity share capital

         Face value of Rs.10/-each.                                                              6,300.00

  13     Reserves Excluding

         Revaluation Reserve                                                                    96,976.28

  14     EPS

         BASIC/DILUTED (IN RS.)            3.19         7.66         10.05          15.41           18.26

  15     Aggregate of non-promoter
         shareholding:-

     a.  Number of shares                                                                     275,627,260

     b.  Percentage of shareholding                                                                43.75%
-----------------------------------------------------------------------------------------------------------

Notes:

1 The above results have been taken on record by the Board of Directors in their meeting held on 29-01-2005.


                                       4


2 # The reason for the abnormally higher profit in 3rd quarter of previous year is that , the Company changed the useful life of its Apparatus & Plants and Cables,Lines & Wires w.e.f. 1.4.2003. Accordingly, the depreciation which was charged @ 11.31% on Apparatus & plants & @ 9.5% on Cables, Lines & wires was changed to 9.5% & 5.28% respectively. This resulted in decrease in depreciation by Rs.2913.01million for the 9 months ended 31.12.2003, the full effect of which was given in the 3rd quarter of previous year.

3 During this Quarter, the Provision for Doubtful Debt has been made for Debtors outstanding for more than 2 Years as against 3 years in earlier years.The provision is made net of deposits.

4 Previous period/year figures have been regrouped/rearranged wherever necessary.

5 The status of investor complaints received and disposed off during quarter ended 31.12.2004 is as under:
     a)  Complaints pending at the beginning of the quarter        18
     b)  Complaints received during this quarter                  139
     c)  Disposal of Complaints                                   132
     d)  Complaints lying unresolved at the end of the quarter     25


Place: New Delhi
Date:  29.01.2005

                                    For and on behalf of the Board
                                    (RSP Sinha)
                                    Chairman & Managing Director

                                    EXHIBIT 3


          UN AUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
          -------------------------------------------------------------
                    FOR THE THREE MONTHS ENDED ON 31/12/2004
                    ----------------------------------------


                                                                            (RS. IN
                                                                             MILLION)
--------------------------------------------------------------------------------------
                                                    Q 3          Q 3        YEAR ENDED
S.NO             PARTICULARS                      2004-05      2003-04      31.3.2004
                                                 UNAUDITED     REVIEWED     (AUDITED)
--------------------------------------------------------------------------------------
 1.   INCOME FROM SERVICES

      Basic Services                             11,928.57    14,812.33     61,826.14

      Cellular                                      686.36       447.65      1,869.85

      Unallocable                                      -            -             -
                                                --------------------------------------

                                       TOTAL     12,614.94    15,259.98     63,695.99

      Less: Inter Unit Income                          -            -             -
                                                --------------------------------------
      NET INCOME FROM SERVICES                   12,614.94    15,259.98     63,695.99
                                                ======================================

 2.   SEGMENT RESULT BEFORE INTEREST/
      AND TAX

      Basic Services                              1,128.65     7,704.41     15,130.40

      Cellular                                      187.88        76.43        495.00

      Unallocable                                 1,265.95      (510.27)     1,580.32
                                                --------------------------------------

                                       TOTAL      2,582.49     7,270.58     17,205.71

      Less: Interest                                 89.51        82.38        346.20

      Less: Prior period Items                                                 841.25
                                                --------------------------------------

      PROFIT BEFORE TAX                           2,492.98     7,188.19     16,018.26
                                                ======================================

      Less: Provision for Tax                       483.16     2,361.27      4,513.48
                                                --------------------------------------

      PROFIT AFTER TAX                            2,009.82     4,826.92     11,504.78
                                                ======================================


                                       6


 3.   CAPITAL EMPLOYED
      (SEGMENT ASSETS - SEGMENT LIABILITIES)

      Basic Services                             37,085.74    47,863.99     42,311.07

      Cellular                                    3,016.33     1,859.52      1,939.44

      Unallocable                                75,142.40    59,041.31     64,660.34
                                                --------------------------------------

                                       TOTAL    115,244.47   108,764.82    108,910.85
                                                ======================================


                                       7